SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE  SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934.

For the transition period from _______________ to ______________________

Commission File Number 001-34786

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oritani Financial Corp.

370 Pascack Road
Township of Washington, New Jersey 07676

REQUIRED INFORMATION

Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

Plan Administrator
Oritani Bank Employees Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all  material  respects, the net assets available for benefits of Oritani Bank Employees Savings & Profit Sharing Plan and Trust as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended,  in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial  statements taken as a whole.  The  supplemental Schedule H, Part IV - Line 4i -  Schedule  of Assets (Held at End of Year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial  statements,  but is supplementary  information required by the Department of Labor's Rules and  Regulations  for Reporting and Disclosure under the  Employee  Retirement  Income  Security  Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the  basic financial statements and, in our opinion, is fairly stated  in all  material  respects  in  relation  to the  basic  financial statements taken as a whole.

/s/KPMG LLP
Short Hills, New Jersey
June 30, 2014

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:

Investments, at fair value
Cash and cash equivalents	377,045	320,282
Interest in common collective trusts	6,931,714	5,594,762
Oritani Financial Corp. common stock	3,229,549	3,084,238
Total Investments, at fair value	10,538,308	8,999,282

Receivables:
Employer Contribution Receivable	4,739	4,029
Employee Contribution Receivable	23,000	17,000
Participant loans	223,373	188,118
Other receivables	3,971	4,819
Total Receivables	255,083	213,966

Total assets available for plan benefits	10,793,391	9,213,248

Liabilities:
Acquisition payables	68,048	4,775
Total liabilities	68,048	4,775

Net assets available for benefits before adjustment	10,725,343	9,208,473

Adjustment from fair value to contract value for interest in
common collective trusts relating to fully benefit-responsive investment contracts	(10,837)	(31,656)

Net assets available for benefits	10,714,506	9,176,817

See accompanying notes to financial statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013 and 2012

	2013	2012
Additions:
Investment Income
Net appreciation in fair value of investments	$1,409,939	$1,048,723
Interest and dividend income	194,743	199,706
Total investment income	1,604,682	1,248,429

Contributions:
Employer	170,581	157,832
Employee	553,472	520,330
Total Contributions	724,053	678,162

Total additions	2,328,735	1,926,591

Deductions:
Distributions	727,835	133,422
Administrative expenses	63,211	52,333
Total deductions	791,046	185,755

Net increase in net assets	1,537,689	1,740,836

Net assets available for benefits, beginning of the year	$9,176,817	$7,435,981

Net assets available for benefits, end of the year	$10,714,506	$9,176,817

See accompanying notes to financial statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

1.               Description of Plan
The following description is provided for general information summary purposes. Participants of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") should refer to the Plan Document or Summary Plan document for more detailed and complete description of the plan provisions.

General

The Plan is a defined contribution employee savings plan covering all eligible employees of Oritani Bank (the "Bank"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participating employees with three or more months of service are entitled to contribute to the Plan up to 50% (subject to certain IRS limitations) of their compensation, as defined in the Plan.

Participant’s employee contribution may be designated as pre-tax deferrals or Roth elective deferrals.

The Bank matches up to 50% of the participants' before tax contributions, up to 6% of compensation upon completion of one year of service and 1,000 hours.

Vesting

Plan participants are 100% vested in the account balance attributable to their voluntary contributions, as well as employer matching contributions, including related earnings therein.

Investment Options
A participant can elect to invest amounts credited to their account in any of the following investment funds: Invesco Stable Value Fund, SSgA Target Retirement 2055 Securities Non-Lending Series Fund, SSgA Target Retirement 2050 Securities Non-Lending Series Fund, SSgA Target Retirement 2045 Securities Non-Lending Series Fund, SSgA Target Retirement 2040 Securities Non-Lending Series Fund, SSgA Target Retirement 2035 Securities Non-Lending Series Fund, SSgA Target Retirement 2030 Securities Non-Lending Series Fund, SSgA Target Retirement 2025 Securities Non-Lending Series Fund, SSgA Target Retirement 2020 Securities Non-Lending Series Fund, SSgA Target Retirement 2015 Securities Non-Lending Series Fund, SSgA Aggressive Strategic Balanced Securities LSF, SSgA Conservative Strategic Balanced Securities LSF, SSgA S&P 500 Growth Fund, SSgA S&P Value Fund, SSgA Long US Treasury Index Securities NLSF, SSgA Moderate Strategic Balanced Securities LSF, SSgA Nasdaq 100 Index Securities NLSF, SSgA International Index Securities Non-Lending Series Fund, SSgA S&P Flagship NLFS, SSgA S&P MidCap Index Securities NLSF, SSgA Russell Small Cap Index Securities NLSF, SSgA REIT Index Securities NLSF,  SSgA Target Retirement Income Non-Lending Series, SSgA Short Term Investment Fund, Collective Short Term Investment Fund, SSgA Bond Index Fund and Oritani Financial Corp. Stock.

Administrative Expenses

Trustee, professional and consulting fees are paid by the Plan.

Payment of Benefits
Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1 of the calendar year following the calendar year in which they attain age 70 1/2, except to the extent that their vested account balance as of the date of termination is less than $500; in which case interest in the Plan will be cashed out and payment forwarded to them. On termination of service due to death, the value of the entire account will be payable to the participant's beneficiary in the form of a lump sum payment, annual installments, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

Participant Loans
Eligible participants may borrow from $1,000 up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding loan balance during the past 12 months. The rate of interest for the term of the loan will be established as of the loan date, and is a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution (e.g., Barron's Prime Rate (base rate) plus 1%).

Distributions
During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined under the Plan. Participants are entitled to withdraw funds, exempt from excise tax,  upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

2.               Summary of Significant Accounting Policies

Basis of Accounting
                The accompanying financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Payment of Benefits
               Amounts paid to participants are recorded upon distribution.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
Investments in employer securities are recorded at fair value on the last business day of the year based on quoted prices from national stock exchanges. Investments in common collective trusts, are valued at their respective net asset value.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan belonging to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Invesco Stable Value Fund). The Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract for fully benefit-responsive investment contracts.  The estimated fair value of the Plan’s investment in the Invesco Stable Value Fund is based on net asset value.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

Risks and Uncertainties

The Plan has various investments, directed by participants, common collective trusts, and direct holdings in common stock of Oritani Financial Corp., the Parent Company of the Bank.  These investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risks associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Oritani Financial Corp. common stock is subject to various risks including concentration risk since the fund invests primarily in the common stock of Oritani Financial Corp. and, therefore, the performance of the fund is impacted by the performance of Oritani Financial Corp. common stock. The market price of Oritani Financial Corp. common stock is dependent on a number of factors, including the financial condition and profitability of Oritani Financial Corp. and Oritani Bank. In addition, the market price for Oritani Financial Corp. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as unforeseen events not necessarily within the control of management or the board of directors of Oritani Financial Corp. and Oritani Bank.

3.               Investments

The following presents investments at December 31, 2013 and 2012 that represented 5% or more of the Plan's net assets:

	2013	2012

Oritani Financial Corp. common stock	$3,229,549	$3,084,238
Invesco Stable Value Fund	895,479	861,413
SSgA S&P Flagship NLFS	1,978,469	1,588,820
SSgA S&P MidCap Index Securities LSF	1,101,689	801,323

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

The Invesco Stable Value Fund (the Fund or “ISVT”) invests in a representation of guaranteed investment contracts (GIC), bank investment contracts and/or wrapped portfolio of fixed income instruments.  Collectively, these contracts are referred to as investment contracts.

A traditional GIC is a group annuity contract that pays a specified rate of return for a specific period of time and guarantees a fixed return after any benefit-responsive payments are made to participants.  The issuer of a traditional GIC takes a deposit from the Fund and purchases investments that are held in the issuer’s general account.  The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Fund.  The Fund is subject to the general credit risk of the issuer.  ISVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.

A bank investment contract is an investment contract issued by a bank, with features (other than annuity provisions) comparable to a GIC.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities.  Events disqualifying an underlying investment as high-quality include, but are not limited to, bankruptcy of the security issuer or default or restricted liquidity of the security.  The portfolio is owned by the Fund.  The Fund purchases a wrapper contact from an insurance company or other financial services institution.  ISVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.  The portfolio, coupled with the wrap contract, attempts to replicate the characteristics of a traditional GIC.

The Fund one-year total return was 1.65% and 1.97% for 2013 and 2012, respectively.

The existence of certain conditions can limit the Fund’s ability to transact at contract value with the issuers of its investment contracts.  Employer initiated events, if material, may affect the underlying economies of investment contracts.  These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events.  The occurrence of one or more employer initiated events could limit the Fund’s ability to transact at contract value with plan participants.

For the years ended December 31, 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,409,939 and $1,048,723, respectively.  The net appreciation, by investment category, is as follows:

	2013	2012

Common stock	$149,372	$497,526
Common collective trusts	1,260,567	551,197
	$1,409,939	$1,048,723

For the years ended December 31, 2013 and 2012, investment and advisory expenses were $63,211 and $52,333, respectively.  The expenses are paid by the Plan.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements

December 31, 2013 and 2012

4.               Fair Value Measurements

U.S. GAAP establishes a framework for measuring fair value anddisclosures about fair value measurements.  Fair value is defined under U.S. GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.    The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under U.S. GAAP are described below:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table represents the Plan’s fair value hierarchy for its financial assets (cash and cash equivalents) measured at fair value on a recurring basis as of December 31, 2013 and 2012:

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

	Fair Value Measurements at December 31, 2013

	Total	Level 1	Level 2	Level 3
Cash and Cash Equivalents	377,045	377,045	—	—
Invesco Stable Value Fund	895,479	—	895,479	—
SSgA Target Retirement 2055 Securities Non-Lending Series Fund	188	—	188	—
SSgA Target Retirement 2050 Securities Non-Lending Series Fund	190	—	190	—
SSgA Target Retirement 2045 Securities Non-Lending Series Fund	62,744	—	62,744	—
SSgA Target Retirement 2040 Securities Non-Lending Series Fund	2,659	—	2,659	—
SSgA Target Retirement 2035 Securities Non-Lending Series Fund	40,625	—	40,625	—
SSgA Target Retirement 2030 Securities Non-Lending Series Fund	69,230	—	69,230	—
SSgA Target Retirement 2025 Securities Non-Lending Series Fund	55,580	—	55,580	—
SSgA Target Retirement 2020 Securities Non-Lending Series Fund	262	—	262	—
SSgA Target Retirement 2015 Securities Non-Lending Series Fund	204,467	—	204,467	—
SSgA Aggressive Strategic Balanced Securities LSF	302,939	—	302,939	—
SSgA Conservative Strategic Balanced Securities LSF	164,031	—	164,031	—
SSgA S&P 500 Growth Fund	221,244	—	221,244	—
SSgA S&P Value Fund	370,424	—	370,424	—
SSgA Long US Treasury Index Securities LSF	251,995	—	251,995	—
SSgA Moderate Strategic Balanced Securities LSF	123,782	—	123,782	—
SSgA Nasdaq 100 Index Securities LSF	308,060	—	308,060	—
SSgA Daily EAFE Index Non-Lending Series Fund	218,277	—	218,277	—
SSgA S&P Flagship NLFS	1,978,469	—	1,978,469	—
SSgA S&P MidCap Index Securities LSF	1,101,689	—	1,101,689	—
SSgA Russell Small Cap Index Securities NLSF	371,103	—	371,103	—
SSgA REIT Index Securities LSF	114,542	—	114,542	—
SSgA Passive Bond Index	73,735	—	73,735	—
Oritani Financial Corp. Common Stock	3,229,549	3,229,549	—	—
	$10,538,308	$3,606,594	$6,931,714	$0

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

	Fair Value Measurements at December 31, 2012

	Total	Level 1	Level 2	Level 3
Cash and Cash Equivalents	320,282	320,282	—	—
Invesco Stable Value Fund	861,413	—	861,413	—
SSgA Target Retirement 2055 Securities Non-Lending Series Fund	264	—	264	—
SSgA Target Retirement 2050 Securities Non-Lending Series Fund	198	—	198	—
SSgA Target Retirement 2045 Securities Non-Lending Series Fund	31,871	—	31,871	—
SSgA Target Retirement 2040 Securities Non-Lending Series Fund	151	—	151	—
SSgA Target Retirement 2035 Securities Non-Lending Series Fund	29,856	—	29,856	—
SSgA Target Retirement 2030 Securities Non-Lending Series Fund	13,848	—	13,848	—
SSgA Target Retirement 2025 Securities Non-Lending Series Fund	41,240	—	41,240	—
SSgA Target Retirement 2020 Securities Non-Lending Series Fund	653	—	653	—
SSgA Target Retirement 2015 Securities Non-Lending Series Fund	163,322	—	163,322	—
SsgA Aggressive Strategic Balanced Securities LSF	273,143	—	273,143	—
SSgA Conservative Strategic Balanced Securities LSF	114,846	—	114,846	—
SSgA S&P 500 Growth Fund	174,331	—	174,331	—
SSgA S&P Value Fund	251,090	—	251,090	—
SSgA Long US Treasury Index Securities LSF	303,268	—	303,268	—
SSgA Moderate Strategic Balanced Securities LSF	100,450	—	100,450	—
SSgA Nasdaq 100 Index Securities LSF	256,215	—	256,215	—
SSgA Daily EAFE Index Non-Lending Series Fund	158,135	—	158,135	—
SsgA S&P Flagship NLFS	1,588,820	—	1,588,820	—
SSgA S&P MidCap Index Securities LSF	801,323	—	801,323	—
SSgA Russell Small Cap Index Securities NLSF	237,239	—	237,239	—
SSgA REIT Index Securities LSF	126,068	—	126,068	—
SSgA Target Retirement Income Non-Lending Series	14	—	14	—
SSgA Passive Bond Index	67,004	—	67,004	—
Oritani Financial Corp. Common Stock	3,084,238	3,084,238	—	—
	$8,999,282	$3,404,520	$5,594,762	$0

                 There were no transfers between Levels 1, 2 or 3 as of December 31, 2013 based on levels assigned to securities on December 31, 2012.

    The common collective trusts are valued at a daily calculated Net Asset Value as a practical expedient for fair value based on the fair value of the underlying investments.

    The funds can be redeemed daily.

5.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 15, 2011, stating that the written form of the underlying prototype plan document is qualified under Section 401(b) of the Internal Revenue Code (the Code), that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

    6.           Plan Termination

The Plan Sponsor has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants are entitled to full distribution of such amounts.

     7.          Party-in-Interest Transactions

The Plan has investments in common stock of Oritani Financial Corp.  Accordingly, these transactions qualify as party-in-interest transactions.

     8.          Reconciliation of Financial Statements to Form 5500

Differences between the financial statements and the Form 5500 relates to the Trustee, Reliance Trust, reporting Plan activity on the cash basis (versus accrual basis) for Form 5500. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits as reported in the
Statement of Net Assets Available for Benefits	$10,714,506	$9,176,817
Adjustment from fair value to contract value for
fully-responsive investment contracts	10,837	31,656
Contributions receivable	(27,739)	(21,029)
Net assets available for benefits as disclosed in
Form 5500, Schedule H	$10,697,604	$9,187,444

The following is a reconciliation of contributions and change in net assets available for benefits per the financial statements for the years ended December 31, 2013 and 2012, to Form 5500:

	2013		2012
	Contributions	Change in Net Assets	Contributions	Change in Net Assets
As disclosed in the financial statements	$724,053	$1,537,689	$678,162	1,740,836
Adjustment from fair value to contract value for
fully-responsive investment contracts	—	(20,819)	—	31,656
Contributions receivable-beginning of year	21,029	21,029	20,409	20,409
Contributions receivable-end of year	(27,739)	(27,739)	(21,029)	(21,029)
As disclosed in Form 5500, Schedule H	$717,343	$1,510,160	$677,542	$1,771,872

9.              Subsequent Events

                  The Bank has evaluated all subsequent transactions and events after the financial statement date through the date the financial statements were issued. Based on this evaluation, the Plan has determined that no subsequent events occurred which would require disclosure in financial statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust Schedule H, Part IV - Line 4i
Schedule of Assets Held at End of Year  ID# 22-1174955; Plan# 001   December 31, 2013

		Description of
		Investment Including
		Maturity Date, Rate
	Identity of Issuer, Borrower	of Interest, Collateral,
(a)	Lessor or Similar Party	Par, or Maturity Value		Cost**	Current Value

	Cash and Cash Equivalents

	Collective Short Term Investment Fund	197,135	shares	**	197,135
	SSgA Short Term Investment Fund	179,910	shares	**	179,910

	Total Cash and Cash Equivalents				377,045
	Interest in Common/Collective Trusts
	Invesco Stable Value Fund	69,579	units	**	895,479
	SSgA Target Retirement 2055 Securities Non-Lending Series Fund	14	units	**	188
	SSgA Target Retirement 2050 Securities Non-Lending Series Fund	11	units	**	190
	SSgA Target Retirement 2045 Securities Non-Lending Series Fund	3,675	units	**	62,744
	SSgA Target Retirement 2040 Securities Non-Lending Series Fund	132	units	**	2,659
	SSgA Target Retirement 2035 Securities Non-Lending Series Fund	2,394	units	**	40,625
	SSgA Target Retirement 2030 Securities Non-Lending Series Fund	3,507	units	**	69,230
	SSgA Target Retirement 2025 Securities Non-Lending Series Fund	3,357	units	**	55,580
	SSgA Target Retirement 2020 Securities Non-Lending Series Fund	14	units	**	262
	SSgA Target Retirement 2015 Securities Non-Lending Series Fund	13,311	units	**	204,467
	SsgA Aggressive Strategic Balanced Securities LSF	16,163	units	**	302,939
	SSgA Conservative Strategic Balanced Securities LSF	7,589	units	**	164,031
	SSgA S&P 500 Growth Fund	11,116	units	**	221,244
	SSgA S&P Value Fund	22,362	units	**	370,424
	SSgA Long US Treasury Index Securities NLSF	19,921	units	**	251,995
	SSgA Moderate Strategic Balanced Securities LSF	6,009	units	**	123,782
	SSgA Nasdaq 100 Index Securities NLSF	13,110	units	**	308,060
	SSgA International Index Securities Non-Lending Series Fund	12,540	units	**	218,277
	SsgA S&P Flagship NLFS	59,548	units	**	1,978,469
	SSgA S&P MidCap Index Securities NLSF	21,075	units	**	1,101,689
	SSgA Russell Small Cap Index Securities NLSF	10,178	units	**	371,103
	SSgA REIT Index Securities NLSF	3,292	units	**	114,542
	SSgA Bond Index Fund	5,997	units	**	73,735

	Total Interest in Common/Collective Trusts				6,931,714

	Investment in Employer Securities
*	Oritani Financial Corp. Stock	201,218	shares	**	3,229,549

	Participant Loans ***				223,373

					$10,761,681

* Party-in-interest
** Cost omitted for participant directed investments
*** Interest is 4.45% and maturity date ranging from January 2014 to December 2018
See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number                                           Exhibit

23.1                                                               Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORITANI BANK EMPLOYEES' SAVINGS &

PROFIT SHARING PLAN AND TRUST

Date: June 30, 2014 By: /s/ Kevin Lynch
                                                                                                                           Name:  Kevin Lynch
                                                                                                                           Title:    President